Exhibit 10.28

October 1, 2015

Janice Stipp 1281 Covington Bloomfield Hills, MI 48301

Dear Janice:

It is a pleasure to confirm Rogers' offer of employment to you for the Chief Financial Officer. This offer is contingent upon passing our pre-employment drug and background screens. The information for the drug screen is enclosed. Upon acceptance, please bring the form as well as photo identification to one of the sites listed (see enclosure) as soon as possible.

By Company policy, your employment would be based upon the following terms, policies, and practices:

1. The compensation package for this position is as follows and is subject to the usual payroll deductions such as income tax and Social Security:

Your starting salary will be $400,000 per year, which is paid at a bi-weekly rate of $15,384.20.

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Effective for the 2015 fiscal year, you are eligible for the Annual Incentive Award program (AICP) with a target of 50% of your base salary. Depending on actual performance against predetermined company performance metrics, your actual AICP award payout can be as high as 200% of your target incentive. Actual awards are prorated according to start date.

•	You will receive a special new hire stock grant of restricted stock units with an initial grant value of $400,000. split as follows:

◦	50% in Time-Based Restricted Stock Units - (three year ratable vesting)

◦	50% Performance-Based Restricted Stock Units - (three year performance period)

▪	Three year total shareholder return (TSR) 60% weighting

▪	Three year return on invested capital (ROIC) 40% weighting
Both of these measures are compared to a specified group of peer companies
The total number of stock units will be based according to the average closing stock price for the 30 days prior to your start date.

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Additionally, you will be eligible for the 2016 annual long-term incentive grant. This grant would be comprised of time based restricted stock units and performance based stock units. The grant value and subsequent number of shares or units you would receive are determined in 2016 and presented to the Board of Directors’ Compensation & Organization Committee for review and approval.

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You will receive a one-time sign-on bonus of $50,000 payable in your first paycheck. If you voluntarily resign from Rogers or are terminated for cause within 6 months of hire, you will be required to reimburse the Company for the full sign-on bonus. This letter authorizes Rogers to deduct monies from your final paycheck. Any remaining amount must be paid within 30 days of your last day of work.

1.
We will provide a flexible benefits package that presently contains choices in medical and dental insurance, flexible spending accounts, vision care and life insurance. In addition, we also provide salary continuation for short-term disability, long-term disability insurance, vacation and holiday pay, a 401(k) plan (Rogers Employee Savings and Investment Plan) with a Company-matching contribution, Employee Stock Purchase Plan, and tuition reimbursement. We have enclosed information describing these programs. Additionally, prior to your start date you will be receiving an email from ‘Rogers Welcomes You.’ This email will provide information and forms to assist you in your on-boarding process; please take some time to review it prior to your first day. As with other organizations, our benefits package may change from time to time. As this occurs, we inform employees as quickly as practical. If you have any questions regarding benefits please contact Sara Dionne, Director, Human Resources, at 860-779-4055.

2.
As a condition of employment, you will be asked to sign an agreement regarding confidentiality of trade secrets and confidential business information (Employment, Invention, Confidentiality and Non-Compete Agreement). This document is enclosed for your review and will have to be signed at the time you start work with Rogers.

3.
Your employment is “at will” and it is Rogers' policy not to enter into employment contracts. Verbal representations by Rogers' managers and supervisors do not create a binding agreement. If a contractual employment relationship were to be established, it must be in writing and signed by the Company President.

4.
You will be provided with relocation benefits as described in the Relocation Policy for Newly Hired Salaried Employees which will be sent to you separately. Please contact Sara Dionne (Human Resources Director for Corporate Services) to begin the relocation process. If you voluntarily resign from Rogers, you will be required to reimburse all monies paid under the Relocation Policy directly to you, or on your behalf, within the prior 12 months of your termination. This letter authorizes Rogers to deduct monies from your final paycheck in accordance with the Relocation Policy. An arrangement will be made for repayment of any remaining amount owed to Rogers.

6.	You will be provided severance pay and benefits as follows:

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A) Prior to a change in Control: In the event that your employment with the Company terminates due to a Qualified Involuntary Termination that occurs prior to a “Change in Control” (as defined in paragraph (B) below), Rogers will provide you with a severance benefit equal to 52 weeks of salary and target bonus, commencing upon your separation from service. This severance protection will remain in effect during your employment with Rogers at all times prior to a Change in Control. Except as specifically provided to the contrary in you agreement, all other provisions of the Rogers Severance Policy for Salaried Employees apply for purposes of determining your eligibility to receive the severance benefits set forth under this paragraph.

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B) Upon a Change of Control: You will be provided with an Officer Special Severance Agreement which provides certain benefits in the event that either Rogers (or its successor) terminates your employment without “Cause” or you resign due to “Constructive Termination” during the two year period beginning on the date of a “Change in Control,” as such terms are defined in the Officer Special Severance Agreement. Please note that the treatment of equity awards issued by Rogers upon a Change in Control is described in the Officer Special Severance Agreement. The enhanced severance benefits under your Change in Control agreement are in lieu of the severance benefits you would be entitled under any other severance arrangements prior to a Change in Control. The details of these severance provisions will be further described in Agreement that you will receive under separate cover.

I look forward to having you join Rogers and working together.

Sincerely,
Bruce Hoechner
President and Chief Executive Officer

Upon your acceptance please sign and date the space below and return.

Accepted:__/s/ Janice Stipp______________________
Date:____10-05-15________________________

Anticipated Start Date: 11-01-15